Exhibit 99.1

Silicon Motion Strengthens Management Team with Addition of Mr. Gihyun Bae as Senior Vice President

Taipei, Taiwan, January 6, 2015— Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) announces the addition of Mr. Gihyun Bae as Senior Vice President for Product Planning and Strategic Business Development. Mr. Bae is a seasoned executive and business leader with over 15 years of operational experience in the NAND flash industry. Most recently, he served as Senior Vice President at SK Hynix in charge of its Flash Solution Development division and spearheaded SK Hynix’s very successful eMMC/eMCP sales growth and market share expansion. Prior to this role, Mr. Bae was Senior Vice President of SK Hynix’s Flash Development division, responsible for directing the engineering of several generations of NAND flash technology. Mr. Bae was previously the President of the Korean operations of Anobit, the Israeli controller company.

“We are excited to have someone of Gihyun’s caliber join our executive management team. With his deep understanding of NAND flash technology and business strategy, and well established relationships with major OEMs, we believe Gihyun will play an important role in building our long-term success,” said Mr. Wallace Kou, the Company’s President and CEO. “Gihyun’s invaluable experience and expertise will help Silicon Motion target new business opportunities and further increase our penetration into embedded and SSD end-markets.”

“While at SK Hynix, I worked very closely with Silicon Motion and was impressed by the company’s technological expertise and leadership. SK Hynix, by leveraging Silicon Motion’s resources to extend its internal controller R&D capabilities, was able to become very competitive in the eMMC and related eMCP businesses and build a lasting partnership together that allowed both companies to succeed in the embedded memory market,” said Mr. Gihyun Bae. “It is because of this collaborative experience with Silicon Motion that I have joined this outstanding team to help drive further strong long-term growth.”

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile

TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com